One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

August 17, 2018

VIA EDGAR

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Broadstone Real Estate Access Fund

Registration Statement on Form N-2 filed July 10, 2018

File Nos. 811-23360 & 333-226108

Dear Ms. Rossotto:

This letter sets forth the response of our client, Broadstone Real Estate Access Fund (the “Fund” or the “Registrant”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s registration statement on Form N-2 filed July 10, 2018 (the “Registration Statement”). Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. For your convenience, we have set forth below each of the Staff’s comments (or requests) followed by the relevant response. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. Comment: We note the exemptive application filed July 11, 2018, on behalf of the Fund requesting relief to offer multiple classes of shares, among other things. Please advise if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement. In particular, please let us know if the Fund intends to request relief to engage in co-investments with affiliates as described within the Registration Statement. If not, please delete the disclosure related to these co-investments from the Registration Statement.

Response: The Registrant advises the Staff that it does not presently intend to request exemptive relief to engage in co-investments with affiliates, and has therefore removed all disclosure throughout the Registration Statement related to such co-investments.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

Ms. Karen Rossotto

August 17, 2018

Cover

2. Comment: In the first paragraph, please provide a cross-reference to the sections of the prospectus that discuss the Fund’s repurchase policies and attendant risks.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure referenced above as set forth in the following blackline:

Broadstone Real Estate Access Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. An interval fund is a type of closed-end investment company that is required to offer to repurchase its shares from shareholders at periodic intervals, in the Fund’s case, quarterly. The First Repurchase Request Deadline (as defined below) for the Fund shall occur no later than two calendar quarters after the Fund’s initial effective date. See “Risk Factors — Risks Related to an Investment in the Fund” and “Quarterly Repurchases of Shares.” The Fund is a newly formed Delaware statutory trust and intends to elect to be taxed as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

3. Comment: In “Summary of Investment Strategy,” the disclosure states the Fund intends to invest in “private equity real estate investment funds, including private equity and unregistered investment funds that principally invest, directly or indirectly, in real estate and real estate-related investments through entities that may qualify as a real estate investment trust (REIT) for federal income tax purposes [emphasis added].”

(a)	Please explain what a REIT is in plain English here.

(b)	Please disclose here if the Fund will invest in other types of unregistered vehicles.

Response: (a) In response to the Staff’s comment, the Registrant has added to the section titled “Summary of Investment Strategy” the following disclosure: “REITs are companies that invest primarily in real estate or real estate-related assets. To qualify as a REIT for U.S. federal income tax purposes, a company must meet certain requirements, including, among other things, distributing at least 90 percent of its taxable income to its stockholders annually in the form of dividends.”

(b) The Registrant respectfully notes that the disclosure referenced above states that the Registrant intends to invest in, among other assets, “private equity real estate investment funds, including . . . unregistered investment funds,” To the extent that the Registrant invests in an unregistered investment vehicle not described in the disclosure referenced above, the Registrant undertakes to revise the disclosure accordingly.

4. Comment: In the third paragraph of this section, and throughout the Registration Statement, the disclosure states the Fund will invest in “other Private CRE Investment Funds.” Please disclose with specificity the types of investments that will be made as “Private CRE Investment Funds.”

Response: In response to the Staff’s comment, the Registrant has added the following disclosure to the third paragraph under “Summary of Investment Strategy” and to similar

Ms. Karen Rossotto

August 17, 2018

disclosure throughout the Registration Statement: “The Fund will invest in securities issued by Private CRE Investment Funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties.”

5. Comment: In the fifth paragraph in this section, the disclosure states “[t]he Fund is currently targeting an annualized quarterly distribution of at least 5%.” Please explain the basis for this estimation. Please also disclose here, in a simple and understandable manner, what a return of capital is and its impact on shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to shareholders, these distributions may reduce a shareholder’s cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even if the shares are sold at a loss from the original investment.

Response: The Registrant submits that it is currently targeting a gross return of 7%. Assuming that the Registrant’s expenses are capped at the 1.99% rate pursuant to the Expense Limitation Agreement, the Registrant would therefore target an annualized quarterly distribution of 5%. The Registrant respectfully notes that disclosure regarding return of capital and its impact of shareholders appears throughout the Registration Statement, including in “Risk Factors.” However, in response to the Staff’s comment, the Registrant has revised the disclosure referenced above as set forth in the following blackline:

Therefore, portions of the distributions that the Fund makes may be a return of the money that shareholders originally invested and represent a return of capital to shareholders for tax purposes, which will have the effect of increasing his or her gain (or reducing his or her loss) on a subsequent sale of shares.

6. Comment: In the first paragraph in the section The Investment Adviser, the disclosure states the Adviser is responsible for overseeing leverage limitations. Please disclose within the Registration Statement the inherent conflict in this activity as increased leverage will increase the Fund’s assets and lead to a greater management fee.

Response: The Registrant respectfully notes that the disclosure referenced above includes a cross-reference to “Risk Factors — Risks Related to Conflicts of Interest,” which includes detailed disclosure regarding the conflicts of interest faced by Broadstone Asset Management, LLC (the “Investment Adviser”) with respect to compensation arrangements with the Registrant, including the following: “[T]he decision to utilize leverage will increase the Fund’s assets and, as a result, will increase the amount of Management Fees payable to the Investment Adviser and remitted to the Investment Sub-Adviser. Additionally, employees of the Investment Adviser may in the future have portions of their individual compensation arrangements tied to the performance of the Fund. This may cause such individuals to recommend or approve riskier investments or rely more on leverage than would otherwise by the case.”

Prospectus

7. Comment: On page 1, in the third paragraph of Investment Strategy, the disclosure states that many of the Private CRE Investment Funds will have “up to 20% of net profits as a ‘carried interest’ allocation.” Please disclose in plain English here, or in an appropriate location, the relevance of carried interest and its significance to shareholders.

Ms. Karen Rossotto

August 17, 2018

Response: In response to the Staff’s comment, the Registrant has revised the disclosure referenced above as set forth in the following blackline:

The Fund expects that many of the Private CRE Investment Funds generally will charge a management fee of 1.00% to 2.00%, and up to 20% of net profits as a “carried interest” allocation, which effectively will reduce the investment returns of the Private CRE Investment Funds and consequently the Fund’s overall returns.

8. Comment: In the same paragraph, please explain in plain English the meaning of the term “Capital Stack.”

Response: In response to the Staff’s comment, the Registrant has revised the disclosure referenced above as set forth in the following blackline:

Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Investment Adviser believes the Fund will achieve diversification by investing across real estate asset classes, property types, positions in the capital structure such as senior or subordinate mortgage debt, mezzanine debt, preferred equity and common equity (the “Capital Stack”)~~positions in the Capital Stack~~, and geographic locations.

9. Comment: In the same paragraph, the disclosure states the Fund may make investments internationally. If the Fund will invest in emerging markets, please disclose. Please also disclose any associated risks at an appropriate place within the Registration Statement.

Response: In response to the Staff’s comment, the Registrant represents that it does not intend to invest in emerging markets.

10. Comment: On page 5, in Summary of Risks, a bulleted point discloses, “the Fund will reimburse the Investment Adviser and the Investment Sub-Adviser for administrative costs and expenses incurred on its behalf, and these administrative costs and expenses may be substantial.”

(a)

Please explain to us supplementally the specific nature of these administrative services (i.e., what type of services are being provided)? Please also describe the “indirect administrative costs” for which the Adviser and Sub-Adviser will be reimbursed. Please also inform us if other funds or clients will be sharing these costs.

(b)	Please supplementally confirm that expenses associated with such services will be disclosed in the Fund’s current fee table.

(c)	Please file the Reimbursement Agreement as an exhibit to the Fund’s Registration Statement.

Ms. Karen Rossotto

August 17, 2018

(d)

Please supplementally explain if the Fund’s obligation to repay the Adviser and its affiliates will be treated as a liability in the Fund’s financial statements. If not, please explain to us why it is not treated as a liability.

Response: (a) In response to the Staff’s comment, the Registrant represents that it will bear all administrative service expenses. On rare occasions the Investment Adviser will pay for expenses of the Registrant at which time it will be reimbursable back to the Investment Adviser.

An example of expenses of the Registrant that will be borne by the Registrant (primarily paid directly by the Registrant but reimbursable to the Investment Adviser if paid by Investment Adviser) are: ordinary administrative and operating expenses, including the Management Fee and all expenses associated with the pricing of Fund assets; risk management expenses; ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for the Registrant’s account (including brokerage, clearing, and settlement costs), custodial costs, and interest charges; professional fees (including, without limitation, expenses of consultants, experts, and specialists); fees and expenses in connection with repurchase offers and any repurchases or redemptions of Fund shares of beneficial interest; compensation of members of the Registrant’s Board of Trustees (the “Board”) who are not directors, officers or employees of the Investment Adviser or of any “affiliated person” (other than a registered investment company) of the Investment Adviser; legal expenses; accounting and auditing expenses incurred in preparing, printing and delivering all reports (including such expenses incurred in connection with any Registrant document) and tax information for shareholders and regulatory authorities; and all filing costs, fees, travel expenses and any other expenses which are directly related to the investment of the Fund’s assets. The Registrant will pay any extraordinary expenses it may incur, including any litigation expenses. Additionally the Fund bears travel expenses (or an appropriate portion thereof) of Trustees or Registrant officers who are partners, directors, trustees, or employees of the Investment Adviser to the extent that such expenses relate to attendance at meetings of the Board or any committees thereof or advisers thereto; further provided, however, that the Registrant may bear all or a portion of the expenses related to the Registrant’s chief compliance officer, as may be approved by the Board from time to time. The Registrant is not responsible for the overhead expenses of the Investment Adviser.

There are no expected “indirect administrative costs” that the Fund will bear from the Investment Adviser or Investment Sub-Adviser. All Investment Sub-Advisor costs will be borne by the Investment Adviser. The Registrant represents that no other funds or clients will be sharing in these costs.

(b) In response to the Staff’s comment, the Registrant confirms that all costs referenced in response to Comment 10(a) are disclosed in the “Other Expenses” line item in the Summary of Fund Expenses.

(c) The Registrant respectfully submits that there is no separate Reimbursement Agreement between the Registrant and the Investment Adviser or the Investment Sub-Adviser. The Registrant will reimburse the Investment Adviser and the Investment Sub-Adviser, respectively, pursuant to (i) Section 4 of the Investment Advisory Agreement between the Fund and the Investment Adviser (the “Investment Advisory Agreement”) and (ii) Section 4 of the Investment Sub-Advisory Agreement (the “Investment Sub-Advisory Agreement”) between the Fund and CenterSquare Investment Management LLC (the “Investment Sub-Adviser”). The Registrant filed a Form of Investment Advisory Agreement and Form of Investment Sub-Advisory Agreement as Exhibits (g)(1) and (g)(2), respectively, to the Registration Statement.

Ms. Karen Rossotto

August 17, 2018

(d) In response to the Staff’s comment, the Registrant confirms that any obligation to repay the Investment Adviser and its affiliates will be treated as a liability in the Registrant’s financial statements.

11. Comment: On page 8, in the same section, the disclosure states the Fund may be subject to additional risk based on its failure to meet a capital call from the Private CRE Investment Funds. Please supplementally represent that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also, please supplementally explain why the Fund believes it can cover its commitments.

Response: The Registrant supplementally represents to the Staff that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Registrant supplementally advises the Staff that such belief is based on the fact that the Registrant generally intends to make capital commitments for investments in Private CRE Investment Funds where the dates for applicable capital calls are known in advance.

Summary of Fund Expenses

12. Comment: Regarding the fee table, we have the following comments:

(a)	Please consider deleting any caption shown in the table that is not applicable to the Fund.

(b)	Please include as a specific caption under Shareholder Transaction Expenses, the amount of any fees Shareholders incur in connection with the Fund’s repurchase of their shares.

(c)

Please confirm that any management fee (including any performance fee) payable to the Investment Advisor of any Wholly-Owned Entity will be included in “Management Fees” and the expenses of any Wholly-Owned Entity will be included in “Other Expenses” in the fee table.

(d)

The Acquired Fund Fees and Expenses line currently shows zero. Please include an estimate for these expenses to be consistent with the disclosure in footnote 4 to the fee table. If the Fund does not expect to incur AFFEs, please revise the disclosure accordingly.

(e)

Please consider moving the disclosure regarding the wire transfer fee applicable to repurchase proceeds, currently appearing in the last paragraph on page 10, to the shareholder transaction expense section of the fee table.

(f)

In footnote 5, the disclosure indicates that the Total Annual Expenses are shown “[a]s estimated for the next 12 months, including all estimated fees and expenses of the Fund’s wholly owned subsidiaries.” Please include this disclosure in footnote 2, as the fees and expenses of the Fund’s wholly-owned subsidiaries as estimated for the current fiscal year should be reflected in the line item “Other Expenses.”

Ms. Karen Rossotto

August 17, 2018

(g)

The disclosure in footnote 7 states, “Total annual expenses do not include the indirect fees and expenses of the Private CRE Investment Funds that are not investment companies or would be investment companies but for exceptions or exemptions other than those under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.” On page 38, the disclosure states that Private CRE Investment Funds “may impose another level of fees, both management and incentive fees, which would result in higher costs for the Fund and, therefore, for the Fund’s shareholders.” Please supplementally explain how the costs associated with the Private CRE Investment Funds are accounted for in the fee table, or are otherwise disclosed to shareholders.

Response: (a) In response to the Staff’s comment, the Registrant has removed the following inapplicable line items from the Summary of Fund Expenses: “Maximum Sales Load (as a percent of offering price)” and “Contingent Deferred Sales Charge.”

(b) The Registrant respectfully notes that the Summary of Fund Expenses already includes the “Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)” of 2% (for both Class W and I). The Registrant advises the Staff that no other such fees will be incurred, and therefore no additional caption needed.

(c) The Registrant confirms that any management fee (including any performance fee) payable to the Investment Advisor of any Wholly-Owned Entity will be included in “Management Fees” and the expenses of any Wholly-Owned Entity will be included in “Other Expenses” in the Summary of Fund Expenses.

(d) In response to the Staff’s comment, the Registrant has revised “Acquired Fund Fees and Expenses” to include an estimate of such expenses consistent with the disclosure in footnote 4.

(e) The Registrant notes that while the wire fee referenced above is not disclosed in the Summary of Fee Expenses, it is disclosed at the end of the Summary of Fee Expenses section. The Registrant respectfully submits that this is consistent with other filings by real estate-focused interval funds and the Registrant believes this format presents the requisite disclosure in an understandable manner.

(f) In response to the Staff’s comment, the Registrant has revised footnote 2 to the Summary of Fund Expenses as set forth in the following blackline:

(2)	As estimated for the next 12 months, including all estimated fees and expenses of the Fund’s wholly owned subsidiaries~~Estimated for current fiscal year.~~

(g) The Registrant respectfully submits that any fees and expenses incurred indirectly by the Registrant as a result of its investment in a given Private CRE Investment Fund will be disclosed in the Summary of Fund Expenses to the extent that such Private CRE Investment Fund (i) is an investment company under the Investment Company Act of 1940 (the “1940 Act”), or (ii) would be an investment company under the 1940 Act but for the exceptions contained in Sections 3(c)(1) and 3(c)(7) thereof, in accordance with Instruction 10.a. to Item 3 of Form N-2. The Summary of Fund Expenses will not reflect any fees or expenses incurred indirectly by the Registrant as a result of its investment in a Private CRE Investment Fund that is not an

Ms. Karen Rossotto

August 17, 2018

investment company under the 1940 Act, or would be an investment company under the 1940 Act but for an exception to or exemption from the definition of an investment company under the 1940 Act other than the exceptions contained in Sections 3(c)(1) and 3(c)(7) thereof (such as a Private CRE Investment Fund that is excepted from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate,” or an entity that is outside the definition of an investment company set forth in Section 3(a)(1) of the 1940 Act). The Registrant respectfully notes that while such fees or expenses will not be reflected in the Summary of Fund Expenses in accordance with Form N-2, the Registrant has disclosed in footnote 4 that such fees and expenses will be indirectly borne by shareholders.

Investment Objective, Policies and Strategies

13. Comment: On page 17, in Wholly-Owned Entities, the disclosure states, “[t]he Fund intends to invest in Direct Real Estate Investments and CRE Debt Investments through one or more direct or indirect Wholly Owned Entities.” With regard to the Fund’s investment through Wholly Owned Entities, please provide details regarding the business purpose of the investment. For each subsidiary, please provide details regarding the vehicle’s jurisdiction of organization and corporate form. Please also supplementally confirm the following:

(a)	that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

(b)

that each investment adviser to the subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may combined.

(c)	that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

(d)

any management fee (including any performance fee) payable to the advisor of the subsidiary will be included in “Management Fees” and the expenses of the subsidiary will be included in “Other Expenses” in the Fund’s fee table.

Response: The Registrant respectfully submits that it expects any investments made through Wholly Owned Entities will be made for tax and corporate structuring purposes rather than business purposes. The Registrant expects that the Wholly Owned Entities will be formed in the State of Delaware as either limited liability companies or limited partnerships. The Registrant expects that the Wholly Owned Entities will be outside the definition of investment company under the 1940 Act pursuant to the exceptions contained in either Section 3(a)(1) or Section 3(c)(5)(C) of the 1940 Act. In addition, the Registrant does not expect that any of the Wholly Owned Entities will elect to be taxed as REIT for U.S. federal income tax purposes.

Ms. Karen Rossotto

August 17, 2018

(a) The Registrant supplementally confirms that it will monitor its fundamental investment policies, including the limitations on the issuance of senior securities imposed by Section 18 of the 1940 Act, and comply with such provisions on an aggregate basis, taking into account the Registrant’s direct investments and the investments made by the Wholly Owned Entities as if they were a single combined investment portfolio. The Registrant notes that to the extent it makes non-controlling investments directly or through one or more Wholly Owned Entities in underlying assets that are themselves leveraged, such leverage will not be counted toward the limitations imposed by Section 18 because none of the leverage would be recourse to the Registrant or the Wholly Owned Entities and, accordingly, the Registrant’s risk of loss with respect to such investments is limited to equity contributed to such investments. Moreover, and as currently disclosed in the registration statement, the Registrant will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the Wholly Owned Entity of the Registrant that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules.

The Registrant also acknowledges to the Staff supplementally that it is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Registrant from doing indirectly “through or by means of any other person” (i.e., its subsidiary) what it is prohibited from doing directly. As such, none of the Wholly Owned Entities will engage in any activity prohibited by the 1940 Act that would cause the Registrant to violate Section 48(a).1

(b) The Registrant does not expect that any of its subsidiaries, including the Wholly Owned Entities, will engage an investment adviser because the Investment Advisory Agreement and Investment Sub-Advisory Agreement will provide that the Adviser or Sub-Adviser, respectively, provide advisory services to the subsidiaries of the Registrant, including the Wholly Owned Entities, for no additional fee. To the extent that any subsidiary of the Registrant, including the Wholly Owned Entities, engages an investment adviser, the Registrant confirms (i) that each investment adviser will comply with Section 15 of the 1940 Act as an investment adviser to the Registrant under Section 2(a)(20) of the 1940 Act; provided, however, that if the same person is the investment adviser to both the Registrant and such subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Registrant’s and the subsidiary’s investment advisory agreements may combined; and (ii) that the Registrant will file any investment advisory agreement between a subsidiary and such subsidiary’s investment adviser as an exhibit to the Registration Statement.

(c) The Registrant confirms that its subsidiaries, including the Wholly Owned Entities, will comply with Section 17 of the 1940 Act. The Registrant advises the Staff that its subsidiaries, including the Wholly Owned Entities, will have the same custodian as the Fund, UMB Bank, N.A., and confirms that this custodian is an eligible custodian under Section 17(f)(5) of the 1940 Act.

(d) As noted above, the Registrant does not expect that any of its subsidiaries, including the Wholly Owned Entities, will separately engage an investment adviser. To the extent that a subsidiary of the Registrant separately engages an investment adviser, the Registrant confirms

[1]

For example, if the Registrant were to cause a wholly-owned subsidiary to engage in investment activities prohibited by the Registrant’s fundamental investment restrictions without first obtaining shareholder approval, the Registrant would be in violation of Sections 8 and 13 of the 1940 Act, by virtue of the application of Section 48(a).

Ms. Karen Rossotto

August 17, 2018

that any management fee (including any performance fee) payable to the investment adviser or sub-adviser of such subsidiary will be included in “Management Fees” and the expenses of such subsidiary will be included in “Other Expenses” in “Summary of Fund Expenses.” To the extent that the Registrant’s Investment Adviser or Investment Sub-Adviser is engaged separately to advise a subsidiary, the Investment Adviser or Investment Sub-Adviser will not earn separate fees on the same assets represented at the Registrant and subsidiary level.

14. Comment: On page 22, in Investment in REIT Subsidiary, the disclosure states “[i]n order to satisfy the Code’s 100-shareholder requirement, certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of the REIT Subsidiary.” Please supplementally explain how this purchase will be done, the timing of any issuance of the REIT Subsidiary’s preferred shares and any cost or other implications of any offering for shareholders of the Fund. If such offering will be within one year of the effective date of the Registration Statement, please confirm the costs associated with any offering will be reflected in the Fund’s fee table.

Response: The Registrant supplementally informs the Staff that in order to qualify to be taxed as a REIT, the REIT Subsidiary must, among other things, be beneficially owned by 100 or more persons. This requirement must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and does not have to be satisfied during the first year in which a company elects to be taxed as a REIT.

The Registrant expects to offer preferred shares of the REIT Subsidiary only to persons that are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a private offering conducted in reliance on the exemption from registration pursuant to Regulation D and other similar exemptions under applicable securities laws of the states. Such an offering will not occur until the Registrant begins investing in direct real estate and until the REIT Subsidiary elects to be taxed as a REIT. The Registrant will conduct such an offering no later than January 30 of the year following the taxable year for which the REIT Subsidiary elects to be taxed as a REIT (for example, if the REIT Subsidiary elects to be taxed as a REIT for the year ended December 31, 2019, it will conduct such an offering no later than January 30, 2020). The Registrant confirms that, if any such offering occurs within one year of the effective date of the Registration Statement, the costs associated with any offering will be reflected in in the “Summary of Fund Expenses.”

15. Comment: In the same section, the disclosure states “[t]he Adviser will not receive a fee for managing the REIT Subsidiary, though the Fund will indirectly incur the REIT Subsidiary’s operating expenses.” Please supplementally confirm that these expenses are reflected in the Fund’s fee table or are not required to be disclosed.

Response: In response to the Staff’s comments, the Registrant confirms that the expenses referred to above are reflected in the Summary of Fund Expenses.

16. Comment: On page 24, in Investment Strategy — Investment Sub-Adviser Process, the disclosure states the “Investment Sub-Adviser may…engage in certain ‘covered call option strategies’ involving Publicly Traded CRE Securities on behalf of the Fund.” If the use of options will be a principal investment, please disclose this fact in the Summary strategy section and add appropriate risk disclosure. Please also confirm that these securities and any other derivatives used by the Fund are valued at market, not notional, value for purposes of compliance with the Fund’s 80% test.

Ms. Karen Rossotto

August 17, 2018

Response: In response to the Staff’s comment, the Registrant has revised the cover of the Prospectus and “Prospectus Summary — Investment Strategy” to include the following disclosure:

The Fund will also invest in Publicly Traded CRE Securities, which are securities of publicly traded REITs, unsecured REIT debt, REIT preferred stock, CMBS, REOCs, and ETFs. The Investment Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. The Investment Sub-Adviser may also engage in certain “covered call option strategies” involving Publicly Traded CRE Securities on behalf of the Fund. See “Investment Objective, Policies and Strategies — Investment Strategy — Investment Sub-Adviser Process.”

The Registrant respectfully submits that it believes the disclosure contained in the risk factor titled “The Fund will be subject to the risk of the Investment Sub-Adviser’s “covered call option strategy,” which could result in losses to the Fund and its shareholders” contains appropriate disclosure with respect to the principal risks associated with the Fund’s anticipated use of options in connection with its investment strategy regarding Publicly Traded CRE Securities. The Registrant confirms that any covered call options or other derivatives used by the Registrant will be valued at market value for purposes of compliance with the Registrant’s 80% test.

Risk Factors

17. Comment: Within this section, please disclose the risks associated with investments in ETFs.

Response: In response to the Staff’s comment, the Registrant has added the following risk factor under “Risk Factors – Risks Associated with Publicly Traded CRE Securities”:

The Fund will face certain risks specific to its investments in ETFs.

The Fund may invest directly in public securities, including ETFs. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their NAV. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money.

The Fund will incur brokerage costs if it buys or sells shares of an ETF and will also bear its proportionate share of the ETF’s fees and expenses, which are passed through to its shareholders. There can be no assurance that an active trading market for an ETF will develop or be maintained. In addition, there can be no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

18. Comment: On page 53, in Risks Related to the Fund’s Tax Status, the disclosure states the Fund may acquire debt or securities investments that provide for “payment-in-kind” interest, and that the Fund may recognize “original issue discount” for federal income tax purposes.

(a)	Please supplementally explain the extent to which the Fund may invest in these types of securities. We may have further comments.

(b)	Please disclose that investments in PIK and OID securities may provide certain benefits to the Adviser, including increased management fees.

(c)

Please also disclose that PIK / OID securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Ms. Karen Rossotto

August 17, 2018

Response: (a) The Registrant supplementally informs the Staff that it does not presently intend to make significant investments in debt or securities investments that provide for “payment-in-kind” interest that may result in the Fund recognizing “original issue discount” for U.S. federal income tax purposes. To the extent the Registrant intends to make significant investments in such debt or securities in the future, the Registrant hereby undertakes to expand the above-referenced disclosure accordingly.

(b) & (c) In response to the Staff’s comments, the Registrant has revised first two paragraphs of the risk factor referenced above as shown in the following blackline:

The Fund’s acquisition of debt or securities investments may cause the Fund to recognize income for federal income tax purposes even though no cash payments have been received on the debt investments.

The Fund may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest (“PIK”), the Fund may recognize “original issue discount” (“OID”), for federal income tax purposes. Moreover, the Fund may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to the Fund in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for federal income tax purposes, the modified debt in the Fund’s hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, the Fund may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds its cost of purchasing it. Also, certain loans that the Fund originates and later modifies and certain previously modified debt the Fund acquires in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, the Fund will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis. PIK and OID may provide certain benefits to the Investment Adviser, including increased Management Fees. The presence of OID and PIK creates the risk of non-refundable cash payments to the Investment Adviser in the form of Management Fees based on non-cash OID and PIK accruals that may never be realized, while the Investment Adviser will be under no obligation to reimburse us for these fees.

Ms. Karen Rossotto

August 17, 2018

Determinations of Net Asset Value

19. Comment: On page 59, the disclosure states “[t]he Valuation Committee…values the Fund’s assets in good faith pursuant to the Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Board.” The disclosure also states that the Valuation Committee consists “of personnel from the Investment Adviser.”

(a)	Please disclose the members of the Valuation Committee.

(b)	Please disclose that the participation of Adviser personnel in the Fund’s valuation process could result in a conflict of interest as the management fee is based on the value of the Fund’s assets.

Response: (a) In response to the Staff’s comment, the Registrant has revised the disclosure referenced above as shown in the following blackline:

The Valuation Committee, consisting of personnel from the Investment Adviser whose membership on the Valuation Committee was approved by the Board, values the Fund’s assets in good faith pursuant to the Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Board. The Valuation Committee is comprised of five voting members and two non-voting members. A quorum of at least three members of the Valuation Committee is required for any action thereof. The voting members are: the Fund’s Chief Executive Officer, the Fund’s Chief Financial Officer, the Fund’s Portfolio Manager, an Adviser representative who is not involved in the Fund’s investment strategies, and an Adviser representative from middle office operations. The non-voting members are: the Fund’s Secretary and the Fund’s Chief Compliance Officer or their respective designees. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted policies and procedures for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Audit Committee reviews and the Board ratifies the valuation determinations made with respect to the Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

(b) In response to the Staff’s comment, the Registrant has added the following as the last sentence of the fifth paragraph under “Determination of Net Asset Value”: “The participation of our Investment Adviser in our valuation process could result in a conflict of interest, since the Management Fee is based on our average daily net assets.”

Ms. Karen Rossotto

August 17, 2018

Conflicts of Interest

20. Comment: The disclosure states the following:

Many investment opportunities identified by the Investment Adviser are likely to be appropriate for more than one Investment Adviser Client. In such cases, the Investment Adviser shall attempt to secure a sufficient number of allocation to satisfy the demand of all such Investment Adviser Clients. In the event that the amount of an available investment opportunity is not sufficient to meet demand among Investment Adviser Clients, the Investment Adviser’s allocation policy gives priority to Broadstone Net Lease and Broadtree Residential for investment opportunities that fit within each’s respective then-current investment policy [emphasis added].

Please supplementally explain how the policy of providing priority is consistent with the Advisor’s fiduciary duty to the Fund, and whether the Fund’s Board has approved this policy.

Response: The Registrant advises the Staff that the likelihood of the Investment Adviser identifying an investment that is appropriate for other Investment Adviser Clients is limited to Direct Real Estate Investments. The other Investment Adviser Clients focus investments on real property and, accordingly, there is no potential overlap in Investment Adviser Client investment strategies with respect to Private CRE Investment Funds, Publicly Traded CRE Securities or CRE Debt Investments. Further, with respect to Direct Real Estate Investments, the other Investment Adviser Clients’ investment strategies focus on real assets that are generally not aligned with the Registrant’s investment strategy for various reasons, including length of lease and overall purchase price. Accordingly, many Direct Real Estate Investments identified by the Investment Adviser will likely not fit within the Registrant’s investment strategy and the Investment Adviser will be exercising its fiduciary duty by allocating such opportunities to another Investment Adviser Client. The Registrant notes that in meeting its fiduciary duties to the Registrant, the Investment Adviser provided the Board with the allocation procedures disclosed in the Registration Statement. After review and discussion, the Board determined to continue with the appointment of the Adviser.

Management of the Fund

21. Comment: Please provide the disclosure required under Item 9, Instruction 4, of Form N-2. Please also confirm that each sub-advisory agreement will be approved by the Board pursuant to Section 15(c) of the Investment Company Act.

Response: In response to the Staff’s comment, the Registrant has added the disclosure referenced above to “Management of the Fund” in the prospectus and “Investment Advisory and Other Services” in the statement of additional information. The Registrant confirms that the Investment Sub-Advisory Agreement was approved by the Board pursuant to Section 15(c) of the 1940 Act, and that any other investment sub-advisory agreement entered into in the future will likewise be approved by the Board pursuant to Section 15(c) of the 1940 Act.

Quarterly Repurchases of Shares

22. Comment: With regard to the procedures that will be used in connection with the periodic repurchase offers, for ease of reference, consider using graphic presentations (such as a timeline or calendar) so that Shareholders can readily understand the time periods used by the Fund, including the repurchase request deadline, the repurchase pricing date and the repurchase payment deadline.

Ms. Karen Rossotto

August 17, 2018

Response: In response to the Staff’s comment, the Registrant has added the graphic set forth below to the section referenced above:

23. Comment: Please disclose in this section the following risks:

(a)

In the event of an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the registrant at net asset value during that repurchase offer.

(b)	Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

(c)

A Shareholder may be subject to market risk as a result of the delay between the tender of shares and their pricing; and the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date with respect to the Fund’s foreign investments.

Response: (a) & (b) In response to the Staff’s comments, the Registrant has revised the second paragraph under “Quarterly Repurchases of Shares – Repurchase Amounts and Payment of Proceeds” as shown in the following blackline:

In the event of an oversubscription for a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during that repurchase offer. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of

Ms. Karen Rossotto

August 17, 2018

shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan. Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

(c) In response to the Staff’s comment, the Registrant has revised the second paragraph under “Quarterly Repurchases of Shares” as shown in the following blackline:

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the Repurchase Request Deadline, which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Shareholders may be subject to market risk as a result of the delay between the tender of shares and their pricing and the possible decrease in share value as a result of currency fluctuations between the Repurchase Request Deadline and the Repurchase Pricing Date with respect to the Fund’s foreign investments. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account or, with respect to shares held in “street name” by a Financial Intermediary on behalf of an investor, to that investor’s account with such Financial Intermediary, on the date the payment is to be made (the “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

U.S. Federal Income Tax Considerations

24. Comment: In this section, please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

Response: In response to the Staff’s comment, the Registrant has made revisions to the section titled “U.S. Federal Income Tax Considerations,” and made conforming revisions throughout the Registration Statement.

Ms. Karen Rossotto

August 17, 2018

25. Comment: Please also disclose here, or at an appropriate place within the Registration Statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: In response to the Staff’s comment, the Registrant has made revisions to the section titled “U.S. Federal Income Tax Considerations” and made conforming revisions throughout the Registration Statement.

*        *        *

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin H. Dozier

cc:	Rosemarie A. Thurston, Alston & Bird LLP

David J. Baum, Alston & Bird LLP

John D. Callan, Jr., VP and General Counsel, Broadstone Real Estate Access Fund

Kate Davis, President and Portfolio Manager, Broadstone Real Estate Access Fund